SECURITIZE MARKETS, LLC
CUSTOMER RELATIONSHIP SUMMARY (updated November 17, 2020)

Item 1. Introduction

Securitize Markets, LLC ("Securitize Markets," "Firm," "us" or "we") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. SEC regulations require that broker-dealers like us provide you with a Relationship Summary that describes our services, fees, conflicts of interest, disciplinary history and other important information. Brokerage and investment advisory services and fees differ, and it is important for investors to understand the differences. Free and simple tools are available to research firms and financial professionals at Investor.gov, which also provides educational materials about broker-dealers, investment advisers, and investing.

Item 2. Relationship and Services

What Investment Services and Advice Can You Provide Me?

We offer brokerage services to "retail investors" as defined under Regulation Best Interest. We offer and sell private placement offerings to retail investors under Regulation D, Regulation A, Regulation S and Regulation CF. These offerings are speculative, high risk and illiquid investments where an investor may lose their entire investment. We do at times provide recommendations but do not provide investment advice nor ongoing advice or monitoring of your investments. You may either select investments on your own or we may recommend investments for your account. As the investor, you make the ultimate decision regarding the purchase or sale of an investment and your investment strategy. We perform due diligence on the offerings for which we make recommendations, focusing on business, financial and organizational viability of the company offering the securities. We do not offer to investors a wide range of investments but limit our offerings to private placement securities, including digital asset securities. Other firms may offer a wider range of products and services, some of which may have lower costs.

> **Ask your Financial Professional:**
>
> - *Given my financial situation, should I choose a brokerage service? Why or why not?*
> - *How will you choose investments to recommend to me?*
> - *What is your relevant experience, including your licenses, education and other qualifications? What do these qualifications mean?*

We also have an Alternative Trading System ("ATS") named Securitize Markets ATS that offers accredited investors the opportunity to buy or sell exempt securities on the secondary market. We do not make any recommendations concerning any securities transaction on Securitize Markets ATS. In addition, securities you own or may wish to purchase may not be available for secondary trading on Securitize Markets ATS.

Item 3. Fees, Costs, Conflicts of Interest and Standard of Conduct

What Fees Will I Pay?

If you open a brokerage account, you will pay us a ***transaction-based* fee**, generally referred to as a commission, every time you buy or sell an investment. Investments are subject to a one-time transaction fee calculated as a percentage of the amount of your investment. You would be charged more if there are more transactions in your account, or where a transaction is larger, and thus we may have an incentive to encourage you to trade often or in larger transactions. Our fees can vary depending on the issuer, type of security, and number and size of the transactions. You should carefully review the securities offering documents for full disclosure of your fees and costs for the transaction. We reserve the right at our discretion to waive or amend the fees we charge our investors on a case by case basis. You will pay fees and costs whether you make or lose money on your investments. Fees and costs will reduce any amount of money you make on your investments over time. Please make sure you understand what fees and costs you are paying. To learn more concerning our cost structure, please ask us or see our website at http://www. SecuritizeMarkets.io.

> **Ask your Financial Professional:**
>
> - *Help me understand how these fees and costs might affect my investments.*
> - *If I give you $10,000 to invest, how much will go to fees and costs and how much will be invested for me?*

What Are Your Legal Obligations to Me When Providing Recommendations? How Else Does Your Firm Make Money and What Conflicts of interests Do You Have?

We must abide by certain laws and regulations in our interactions with you. *When we provide you with a recommendation*, we have to act in your best interest and not put our interest ahead of yours. At the same time, the way we make money creates some conflicts with your interests. You should understand and ask us about these conflicts because they can affect the services we provide you. Here are some examples to help you understand what this means:

You are charged more where there are more or larger transactions in your account, and we thus there is an incentive to encourage you to trade more often or in larger transactions.

Ask your Financial Professional:

- *How might conflicts of interests affect me, and how will you address them?*

We receive payments from the issuer (the company selling you its securities), in addition to any compensation we charge you. At times, an issuer doing business with us may also have a business relationship with our parent company or its subsidiaries, which includes a registered transfer agent.

When we provide you recommendations, we must eliminate these conflicts or tell you about them and in some cases reduce them. Fees and costs effect the value of your account over time. Please ask your financial professional to give you personalized information on the fees and costs that you will pay.

How Do Your Financial Professionals Make Money?

Some of our financial professionals are paid a commission on the investment product sold. They receive a portion of what we charge you for the transaction. Some products may have a higher commission than others thus presenting an incentive for us to encourage you to purchase a higher commission investment. Other of our financial professionals are paid by salary and a performance bonus.

Item 4. Disciplinary History

Do Your Financial Professionals Have Any Legal or Disciplinary History?

Ask your Financial Professional:

- *As a financial professional, do you have disciplinary history? If so, for what type of conduct?*

No, neither the Firm nor any of its financial professionals have any disciplinary history. You can find more information about us at https://www.investor.gov/CRS.

Item 5. Additional Information

Additional Information

Ask your Financial Professional:

- *Who is my primary contact person? Is he or she a representative of an investment adviser or a broker-dealer?*
- *Who can I talk to if I have concerns about how this person is treating me?*

If you have questions, wish to learn additional information about our brokerage services or would like to request a copy of this Customer Relationship Summary, please email us at: info@securitizemarkets.io or visit our website at: http://www.securitizemarkets.io